Exhibit 12

Saks Incorporated and Subsidiaries

Statement of the Computation of the Ratio of Earnings to Fixed Charges

(dollars in thousands)

Ratio of Earnings to Fixed Charges	13 Weeks Ended May 1, 2004	13 Weeks Ended May 3, 2003	52 Weeks Ended January 31, 2004	52 Weeks Ended February 1, 2003	52 Weeks Ended February 2, 2002	52 Weeks Ended February 3, 2001	52 Weeks Ended January 29, 2000
EARNINGS:
Pre-tax income from continuing operations and before cumulative effect of accounting change	34,685	22,736	109,879	109,985	523	115,599	302,198
Fixed charges	44,035	44,788	179,314	194,828	202,773	228,106	216,410
Preferred stock dividends	—	—	—	—	—	—	—
Capitalized interest	(718)	(382)	(2,384)	(2,897)	(4,757)	(12,507)	(14,832)

Total Earnings	78,002	67,142	286,809	301,916	198,539	331,198	503,776

FIXED CHARGES:
Interest expense	25,966	28,864	109,713	124,052	131,039	149,995	138,968
Capitalized interest	718	382	2,384	2,897	4,757	12,507	14,832
Portion of rental expense (one-third)	17,351	15,542	67,217	67,879	66,977	65,604	62,610
Preferred stock dividends	—	—	—	—	—	—	—

Total Fixed Charges	44,035	44,788	179,314	194,828	202,773	228,106	216,410

Ratio of Earnings to Fixed Charges	1.8	1.5	1.6	1.5	1.0	1.5	2.3